UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

We hereby inform you as a Relevant Information Communication that today our subsidiary VIVA Negocio Inmobiliario S.A.C. has signed a Loan Agreement for up to US$25,000,000 (Twenty-Five Million and 00/100 United States Dollars), with Corporación Interamericana de Inversiones - IDB Invest (hereinafter, the “Loan Agreement”).

This facility consists of two (2) tranches, will mature on the tenth anniversary of the date of signature, and the loan disbursement will be subject to compliance with the terms and conditions of the Loan Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FREDY CHALCO
Name:	Fredy Chalco Aguilar
Title:	VP of Corporate Finance
Date:	December 2, 2022

2